

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2023

Kelvin Ang
Chief Executive Officer
FBS Global Limited
74 Tagore Lane, #02-00
Sindo Industrial Estate
Singapore 787498

>   **Re: FBS Global Limited**
>   **Registration Statement on Form F-1**
>   **Filed January 31, 2023**
>   **File No. 333-269469**

Dear Kelvin Ang:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed January 31, 2023

Compensation of Directors and Executive Officers, page 98

1.   Please revise your disclosure to provide compensation information for your most recent completed fiscal year.

General

2.   Please relocate Part II of your registration statement to the end of your document.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mindy Hooker at 202-551-3732 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoff Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David L. Ficksman, Esq.